SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9F/A
(Amendment No. 1)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder
FALCONBRIDGE LIMITED
(Name of Subject Company)
FALCONBRIDGE LIMITED
(Name of Person(s) Filing Statement)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Common Shares
(Title of Class of Securities)
306104100
(CUSIP Number of Class of Securities)
Jeffery A. Snow
Senior Vice President and General Counsel
Falconbridge Limited
BCE Place, 181 Bay Street
Suite 200
Toronto, Ontario M5J 2T3
Canada
416-982-7111
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)
With copies to:

Garth Girvan, Esq. McCarthy Tétrault LLP Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6 (416) 362-1812	Kenneth R. Blackman, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1.  Home Jurisdiction Documents
See Exhibit 1.1	Notice of Change to Directors’ Circular, dated May 26, 2006 (the “Directors’ Circular”), of Falconbridge Limited (“Falconbridge”)
ITEM 2.  Informational Legends
See “Notice to Shareholders in the United States” on the outside front cover of Directors’ Circular.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Not applicable

(2)	Not applicable

(3)	Not applicable
PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process
(a)	At the time of the initial filing of this Schedule, Falconbridge filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of Falconbridge’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing Falconbridge’s file number.
PART IV — SIGNATURES
By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FALCONBRIDGE LIMITED
Dated: May 26, 2006	By:	/s/ Stephen K. Young
Stephen K. Young
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Notice of Change to Directors' Circular, dated May 26, 2006, of Falconbridge Limited

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Amended Offer described in this Directors’ Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.
FALCONBRIDGE LIMITED
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
Relating to
the Amended Offer by
Inco Limited
To purchase all of the Outstanding Common Shares of
Falconbridge Limited

Inco Limited has amended its offer to purchase Falconbridge Shares by, among other things, increasing the cash component of the consideration offered to Falconbridge Shareholders by Cdn.$5.00 per Falconbridge Share, assuming full proration. The Board of Directors of Falconbridge continues to unanimously recommend that Shareholders accept the Amended Offer and tender their Falconbridge Shares to the Amended Offer.

Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated October 24, 2005 and this Notice of Change should be read in conjunction therewith.
May 26, 2006
Notice to Shareholders in the United States
The Amended Offer is made for securities of a Canadian issuer, and while the Amended Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Falconbridge Limited is located in Canada and that some or all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS
      This Notice of Change contains forward-looking statements (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Falconbridge or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      Examples of such statements include, but are not limited to: factors relating to the Amended Offer and the results expected to be achieved from the successful completion of the Amended Offer and the combination of Inco and Falconbridge, including the operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, share price multiple and improved liquidity of Inco Shares; the improved cash flow and earnings of Inco; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; and the financial position and international presence that permits Inco to compete against global mining companies. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Notice of Change.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of Inco and Falconbridge or otherwise about: the ability of Inco to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; the amount of reduced costs based on the achievement of operational efficiencies from restructuring and integration planning including pre-tax operating and other synergies and cost savings; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies having been obtained in a timely manner; the divestitures required by regulatory agencies being acceptable and completed in a timely manner; the amount of benefits and synergies and cost savings from the acquisition or related divestitures being fully realized; metal prices and exchange rates; there being limited costs, difficulties or delays related to the integration of Falconbridge’s operations with Inco; and the timely completion of the steps required to be taken for the eventual combination of the two companies.
      While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, Falconbridge specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Falconbridge’s views as of any date subsequent to the date of this Notice of Change. Although Falconbridge has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of Inco and Falconbridge.
      Additional factors are noted in Inco’s Take-Over Bid Circular. Falconbridge undertakes no obligation to update forward-looking statements.
CURRENCY
      All dollar references in the Notice of Change are in United States dollars, unless otherwise indicated.
AVAILABILITY OF DISCLOSURE DOCUMENTS
      Falconbridge is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission (“SEC”). Continuous disclosure documents are available at www.sedar.com and at the SEC’s web site at www.sec.gov.

i

ii

AMENDED OFFER
      This Notice of Change to Directors’ Circular (the “Notice of Change”) relating to the Directors’ Circular dated October 24, 2005 (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors”) of Falconbridge Limited (“Falconbridge”) in connection with certain amendments to be made to the offer (the “Offer”) made by Inco Limited (“Inco”) to the shareholders (the “Shareholders”) of Falconbridge to purchase all of the outstanding common shares of Falconbridge (the “Falconbridge Shares”).
      Inco has agreed, among other things, to increase the maximum amount of cash payable by it by approximately Cdn.$1.9 billion, or Cdn.$5.00 per Falconbridge Share, assuming full proration. As a result, each Shareholder will be entitled to elect to receive for each Falconbridge Share held (i) Cdn.$51.17 in cash or (ii) 0.6927 of a common share of Inco (an “Inco Share”) plus Cdn.$0.05 in cash, subject to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Offer as amended (the “Amended Offer”), the maximum amount of cash available to be paid by Inco will be Cdn.$4,786,678,875 (the “Maximum Cash Payment”) and the maximum number of Inco Shares available for issuance will be 200,657,578 Inco Shares (the “Maximum Share Payment”), in each case taking into account the conversion of Falconbridge’s outstanding convertible debt securities and the exercise of outstanding stock options for Falconbridge Shares.
      If all Shareholders elected to receive cash for their Falconbridge Shares or all Shareholders elected to receive Inco Shares for their Falconbridge Shares on any take-up date, they would receive Cdn.$12.50 in cash and 0.524 of an Inco Share per Falconbridge Share as a result of a proration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Amended Offer will be set out in a Notice of Variation of the take-over bid circular of Inco dated October 24, 2005 (the “Offering Circular”) as amended by Notices of Extension dated December 14, 2005, January 19, 2006 and February 27, 2006, that Inco has advised Falconbridge it intends to mail to Shareholders in due course.
      The Amended Offer will be made pursuant to the terms of a support agreement dated October 10, 2005 between Falconbridge and Inco as amended by amending agreements dated January 12, 2006, February 20, 2006, March 21, 2006 and May 13, 2006 (collectively, and, as amended, the “Support Agreement”), and will be open for acceptance until 8:00 p.m. (Toronto time) on June 30, 2006 (the “Expiry Time”), unless further extended or withdrawn.
BACKGROUND TO THE AMENDED OFFER
      The Offer was mailed to Falconbridge Shareholders on October 24, 2005, along with the Directors’ Circular of the Board of Directors setting out the Board’s recommendation that Falconbridge Shareholders accept the Offer and deposit their Falconbridge Shares to that offer.
      On December 8, 2005, Inco announced it would extend its offer until January 27, 2006. A notice of extension was mailed to Falconbridge Shareholders on December 14, 2005. On January 12, 2006, Inco announced it would extend its offer until February 28, 2006 and Falconbridge and Inco entered into an amendment to the Support Agreement. A notice of extension was mailed to Falconbridge Shareholders on January 19, 2006. On February 21, 2006, Inco announced that it would extend its offer to June 30, 2006 and Falconbridge and Inco entered into an amendment to the Support Agreement. A notice of extension was mailed to Falconbridge Shareholders on February 27, 2006. On March 21, 2006, Falconbridge enacted a new shareholder rights plan and Falconbridge and Inco entered into an amendment to the Support Agreement. For a description of the amendments to the Support Agreement, see “Support Agreement”.
      Early in May, 2006, Falconbridge and Inco engaged in discussions regarding the possibility of Inco raising its offer for Falconbridge Shares in order to take into account developments since the Offer was made.
      On May 8, 2006, Teck Cominco Limited (“Teck Cominco”) announced its intention to make an offer for Inco in cash or Class B shares of Teck Cominco. Assuming full proration of the cash and share consideration, the consideration under Teck Cominco’s offer would be Cdn. $28.00 in cash and 0.6293 of a Teck Cominco Class B share for each Inco Share tendered to the Teck Cominco offer. The offer was mailed by Teck Cominco to Inco shareholders on May 23, 2006. It is a condition of the Teck Cominco offer that the Support Agreement shall have been lawfully terminated in accordance with its terms, and Inco’s take-over bid for Falconbridge shall have expired or shall have been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased by Inco pursuant to such take-over bid, in all cases without breach by Inco.

      On May 13, 2006, Inco advised Falconbridge that it was prepared to make the Amended Offer upon negotiation of a satisfactory amendment to the Support Agreement, including an increase in the termination and expense fees payable to reflect the increased consideration payable under the Amended Offer.
      The Board of Directors met later on May 13, 2006 to consider the Amended Offer. Following a review of the terms and conditions of the Amended Offer and after receipt of advice from its financial and legal advisers, the Board of Directors unanimously approved the amendment to the Support Agreement to recommend acceptance of the Amended Offer to Falconbridge Shareholders.
      Inco issued a press release announcing the Amended Offer. Immediately thereafter, Falconbridge issued a press release announcing that the Board of Directors was continuing to support the offer by Inco and was recommending to Falconbridge Shareholders that they accept the Amended Offer.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Falconbridge has unanimously recommended that Shareholders ACCEPT the Amended Offer and tender their Falconbridge Shares to the Amended Offer. See “Reasons for the Recommendation”.
      Shareholders should consider the Amended Offer carefully and come to their own conclusions as to acceptance or rejection of the Amended Offer. The Amended Offer currently expires June 30, 2006. Shareholders who are in doubt as to how to respond to the Amended Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Amended Offer may have tax consequences and they should consult their professional tax advisors.
REASONS FOR THE RECOMMENDATION
      The Board of Directors carefully considered all aspects of the Amended Offer and has, among other things, received the benefit of advice from its financial and legal advisors. The Amended Offer represents an increase in the aggregate cash consideration payable by Inco of Cdn.$1.9 billion. The Board of Directors concluded that the Amended Offer is fair to the Shareholders and in the best interests of Falconbridge. In reaching this conclusion, as well as its decision to recommend that Shareholders accept the Amended Offer, in addition to the factors that the Board considered in connection with its consideration of the Offer (including the creation of the world’s leading nickel producer, the financial strength of the combined company, the significant benefits through synergies, continued ownership in the combined company by Shareholders, increased capitalization and liquidity, the combination of management and technical expertise and the ability of the Board of Directors in the Support Agreement to respond to superior proposals), the Board of Directors considered a number of additional factors, including an increase in the expected benefits through synergies due to an increase in metals price since the time of the Offer and a fairness opinion dated May 13, 2006 of CIBC World Markets to the effect that, as of such date and subject to the assumptions set out therein, consideration provided by the Amended Offer is fair from a financial point of view to the Shareholders.
RECENT DEVELOPMENTS
      On May 17, 2006, Xstrata plc (“Xstrata”) announced its offer to acquire the outstanding Falconbridge Shares not already owned by the Xstrata group for Cdn.$52.50 in cash per Falconbridge Share. On May 18, 2006, Xstrata announced that it and its wholly-owned subsidiary, Xstrata Canada Inc., had filed with the Canadian securities regulators and the SEC the formal offer documents in respect of its offer. The Board of Directors of Falconbridge is currently evaluating the Xstrata offer and expects to issue its directors’ circular in respect thereof on or before June 2, 2006. On May 23, 2006, the Board of Directors of Falconbridge deferred the separation time under its rights plan with respect to the announcement by Xstrata of their bid.
FAIRNESS OPINION
      On May 13, 2006, CIBC World Markets delivered its verbal opinion, later confirmed in writing (the “Fairness Opinion”), to the Board of Directors, stating that as of May 13, 2006 and subject to the assumptions and qualifications set out in the Fairness Opinion, the consideration offered per Falconbridge Share of Cdn.$12.50 and 0.524 of an Inco Share, assuming full proration, is fair, from a financial point of view, to Shareholders.
      The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this

Notice of Change. CIBC World Markets provided the Fairness Opinion for the information and assistance of the Board of Directors in connection with its consideration of the Amended Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should tender their Falconbridge Shares in connection with the Amended Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board of Directors in making their determination to unanimously approve the Amended Offer and recommend that Shareholders accept it.
      Pursuant to the terms of its engagement letter with Falconbridge, CIBC World Markets is to be paid a fee for its services as financial advisor and fees that are contingent on a change of control of Falconbridge or certain other events. Falconbridge has also agreed to indemnify CIBC World Markets against certain liabilities.
SUPPORT AGREEMENT
      The following is a summary of the principal terms of amendments to the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Falconbridge (i) with the Canadian securities regulatory authorities and available at www.sedar.com and (ii) with the SEC and available at www.sec.gov. Terms used in this section but not defined in this Notice of Change have the meaning given to those terms in the Support Agreement.
First Amendment
      On January 12, 2006, Inco and Falconbridge amended the Support Agreement so that, in the event the Competition Clearance Conditions (as defined in the Support Agreement) are not satisfied or waived by the Expiry Time, Inco will extend the Offer, subject to the terms of the Support Agreement, through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 120 days from the Initial Expiry Time (as defined in the Support Agreement); and (ii) such number of days as required for the Competition Clearance Conditions to be satisfied.
Second Amendment
      On February 20, 2006, Inco and Falconbridge further amended the Support Agreement to provide that if any Person other than Inco makes an offer to acquire the Falconbridge Shares by take-over bid, which offer has a stated expiry time that is earlier than the Expiry Time or, if the Competition Clearance Conditions (as defined in the Support Agreement) are satisfied prior to the Expiry Time, Inco may amend or vary its Offer to accelerate the Expiry Time. In addition, the Support Agreement was also amended to provide that, in the event the Competition Clearance Conditions are not satisfied or waived by the Initial Expiry Time (as defined in the Support Agreement), Inco will extend the Offer, subject to the terms and conditions of the Support Agreement, through one or more extensions for such number of days as does not exceed the lesser of: (i) 229 days from the Initial Expiry Time; and (ii) such number of days as required for the Competition Clearance Conditions to be satisfied.
Third Amendment
      On March 21, 2006, Inco and Falconbridge further amended the Support Agreement to reflect Falconbridge’s new shareholder rights plan (the “Rights Plan”) entered into on March 21, 2006. Consistent with the change to the definition of “Permitted Bid” contained in the Rights Plan, Falconbridge and Inco further agreed that Inco would be permitted in its sole discretion to delete the last paragraph of Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”, which read as follows: “In circumstances where more than 50% of the then outstanding Falconbridge Shares held by “Independent Shareholders” (as defined in the Rights Plan) have been validly deposited under the Offer and not withdrawn, the Offeror may take up and pay for the deposited Falconbridge Shares (subject to the conditions of the Offer) but will make a public announcement of that fact and the Offer will be extended with the result that the period during which Falconbridge Shares may be deposited pursuant to the Offer will remain open for not less than 10 days from the date of such public announcement.”
Fourth Amendment
      On May 13, 2006, Inco and Falconbridge further amended the Support Agreement by entering into a fourth amending agreement (the “Amending Agreement”) in connection with the Amended Offer.

Increase in Offer Price
      Under the terms of the Amending Agreement, Inco agreed to increase the cash consideration offered to holders of Falconbridge Shares to Cdn.$51.17 per Falconbridge Share pursuant to the Offer. As a result, Shareholders will be entitled to elect to receive either (a) Cdn.$51.17 in cash per Falconbridge Share held or (b) 0.6927 of an Inco Share plus Cdn.$0.05 in cash per Falconbridge Share held, subject in each case, to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable under the Amended Offer.
Agreements as to Termination Payments and Expense Reimbursement
      In consideration of Inco increasing the cash consideration under the Offer, Falconbridge has agreed to increase the amount of the termination payment that may be payable to Inco in specified circumstances from $320 million to $450 million.
      Falconbridge has also agreed to increase the amount of the expense payment payable to Inco from $30 million to $40 million if the Support Agreement is terminated by Inco in circumstances where Falconbridge is in default of any covenants or obligations under the Support Agreement or if any representation or warranty of Falconbridge is untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach and the Expiry Time.
      In addition, Falconbridge has agreed to increase the enhanced expense payment payable to Inco from $107 million to $150 million. The enhanced expense payment will now also be payable to Inco if: (i) the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which the clearances under the Competition Act, the HSR Act and the EC Merger Regulation have been obtained, or such clearances have not been obtained and Falconbridge has not complied with certain of its covenants and obligations; (ii) the Board of Directors of Falconbridge or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to Inco; (iii) the Board of Directors of Falconbridge or any committee thereof recommends or approves, or publicly proposes to recommend or approve an acquisition proposal; (iv) Falconbridge fails to take any action required under the Support Agreement with respect to the Shareholder Rights Plan to defer the separation time of the SRP Rights or to allow the timely completion of any Contemplated Transaction; or (v) the Board of Directors of Falconbridge or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from Inco, unless: (A) the non-satisfaction of the Minimum Tender Condition or any of the events set out in (ii), (iii), (iv) or (v), as the case may be, arises solely as a result of a material adverse change in respect of Inco which has occurred since the date of the Support Agreement; (B) the Board of Directors of Falconbridge has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a material adverse change in Inco has occurred since the date of the Support Agreement; and (y) the failure to change the Board of Directors’ recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) Inco has filed, or the OSC has determined that it should have filed, a material change report in accordance with applicable securities laws in respect of such material adverse change.
Inco Opportunity to Match
      Pursuant to the Amending Agreement, the period of time during which Falconbridge is not permitted to accept, approve or recommend, or enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) has been increased from seven business days to 10 business days. Accordingly, the corresponding period of time during which Inco has the opportunity, but not the obligation, to amend the terms of the Offer has been increased from seven business days to 10 business days. The Board of Directors of Falconbridge must review any proposal by Inco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Inco’s proposal to amend the Offer would result in an acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.
Superior Proposal
      The definition of a “superior proposal” under the Support Agreement means, among other things, an unsolicited bona fide acquisition proposal made by a third party to Falconbridge that is “reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal”. This element of the definition of superior proposal has been amended to clarify that “regulatory aspects” includes U.S. Competition Authority and Investment Canada approval.
MATERIAL CHANGES IN THE AFFAIRS OF FALCONBRIDGE
      Except as publicly disclosed or as otherwise described or referred to in this Notice of Change, the directors and senior officers of Falconbridge are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Falconbridge since March 31, 2006, being the date of the last published unaudited interim consolidated financial statements of Falconbridge.
OTHER TRANSACTIONS
      There is no transaction, Board resolution, agreement in principle or signed contract of Falconbridge, other than as described or referred to in the Offering Circular, as amended, or the Directors’ Circular, as amended by this Notice of Change, which has occurred in response to the Amended Offer. Other than as described or referred to in the Offering Circular, as amended, or the Directors’ Circular, as amended by this Notice of Change, no negotiations are underway in response to the Amended Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Falconbridge or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Falconbridge or a subsidiary; (iii) an issuer bid or other acquisition of securities by Falconbridge; or (iv) any material change in the capitalization or dividend policy of Falconbridge.
OTHER INFORMATION
      Except as otherwise described or referred to in the Offering Circular, as amended, the Directors’ Circular, as amended by this Notice of Change, or otherwise publicly disclosed, no other information is known to the directors or senior officers of the Corporation that would reasonably be expected to affect the decision of the holders Falconbridge Shares to accept or reject the Amended Offer.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provide security holders of Falconbridge with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
APPROVAL OF NOTICE OF CHANGE
      The content of this Notice of Change has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.
      We hereby consent to the references to the opinion dated May 13, 2006 of our firm under the captions “Reasons for the Recommendation” and “Fairness Opinion” in the attached Notice of Change dated May 26, 2006 (the “Notice of Change”) and to the inclusion of the foregoing opinion in the Notice of Change. In providing such consent we do not intend that any person other than the Board of Directors rely upon such opinion.

Dated: May 26, 2006	(Signed) CIBC World Markets Inc.
CERTIFICATE
Dated: May 26, 2006
      The foregoing, together with the Directors’ Circular (the “Directors’ Circular”) of the Board of Directors of Falconbridge Limited dated October 24, 2005, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circular, does not contain any misrepresentation likely to affect the value or market price of the Falconbridge Shares subject to the Amended Offer.
      On behalf of the Board of Directors:

(Signed) G. Edmund King	(Signed) Neville W. Kirchmann
Director	Director

SCHEDULE “A”
OPINION OF CIBC WORLD MARKETS INC.
May 13, 2006
The Board of Directors
Falconbridge Limited
Suite 200, BCE Place
181 Bay Street
Toronto, Ontario
M5J 2T3
To the Board of Directors:
      CIBC World Markets Inc. (“CIBC World Markets”, “we” or “us”) understands that Falconbridge Limited (“Falconbridge” or the “Company”) is proposing to enter into a fourth amending agreement, to be dated the date hereof (the “Fourth Amending Agreement”), with respect to the support agreement dated October 10, 2005 (the “Support Agreement”) made between Inco Limited (“Inco”) and the Company.
      Pursuant to the Fourth Amending Agreement, Inco will agree to amend its existing offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge (the “Falconbridge common shares”) to provide that, pursuant to the Offer, as amended by the Fourth Amending Agreement (the “Amended Offer”), each holder of Falconbridge common shares will be offered, in consideration for each Falconbridge common share: (i) Cdn. $51.17 in cash; or (ii) 0.6927 of a common share of Inco (“Inco common shares”) and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $4,786,678,875 in cash and an aggregate maximum of 200,657,578 Inco common shares. As a result of pro-ration between the aggregate amount of cash available and the aggregate amount of shares available, the consideration per Falconbridge common share offered pursuant to the Amended Offer is 0.524 Inco common shares plus Cdn. $12.50 cash (the “Consideration”), being effectively an increase of Cdn. $5.00 in cash per Falconbridge common share when compared to the Offer.
      We understand that Inco’s obligation to take up and pay for any Falconbridge common shares tendered in acceptance of the Amended Offer will be subject to certain conditions as set out in the Support Agreement, as amended by the Fourth Amending Agreement and the amending agreements dated January 12, 2006, February 20, 2006 and March 21, 2006 (the “Amended Support Agreement”), including that holders of not less than two-thirds of the outstanding Falconbridge common shares shall have been tendered in acceptance of the Amended Offer at or before the expiry time of the Amended Offer. We also understand that all of the terms and conditions of the Amended Support Agreement and of the Amended Offer will be described in a notice of variation to Inco’s take-over bid circular (the “Notice of Variation”).
Engagement of CIBC World Markets
      By letter agreement dated September 6, 2005, (the “Engagement Agreement”), the Company retained CIBC World Markets to act as its financial advisor in connection with any proposal or offer, whether solicited or unsolicited, involving a potential merger, acquisition or change in effective control of the Company during the term of the Engagement Agreement, whether any such transaction would be effected by way of a take-over bid, amalgamation, plan of arrangement, acquisition, sale of all or substantially all of the assets of the Company or otherwise. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to holders of the Falconbridge common shares pursuant to the Amended Offer.

      CIBC World Markets will be paid a fee that is contingent on the successful completion of the Amended Offer and in certain other events. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC World Markets
      CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
      In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	the Support Agreement and the amending agreements dated January 12, 2006, February 20, 2006 and March 21, 2006;

ii)	a draft dated the date hereof of the Fourth Amending Agreement;

iii)	the take-over bid circular of Inco dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

iv)	the directors’ circular of Falconbridge dated October 24, 2005, relating to Inco’s offer to purchase Falconbridge;

v)	the notices of extension by Inco dated December 14, 2005, January 19, 2006 and February 27, 2006, respectively, in respect of Inco’s offer to purchase Falconbridge;

vi)	the audited financial statements, annual reports and annual information forms of Falconbridge’s predecessor companies, Noranda Inc. (“Noranda”) and Falconbridge Limited (“Old Falconbridge”), for the fiscal years ended December 31, 2002, 2003 and 2004;

vii)	the audited financial statements, annual report and annual information form of Falconbridge for the fiscal year ended December 31, 2005;

viii)	the interim report and comparative unaudited financial statements of Falconbridge for the quarter ended March 31, 2006;

ix)	the take-over bid circular of Noranda dated March 24, 2005, concerning its offer to purchase Old Falconbridge;

x)	the directors’ circular of Old Falconbridge dated March 24, 2005, relating to Noranda’s offer to purchase Old Falconbridge;

xi)	the issuer bid circular of Noranda dated March 24, 2005, relating to its offer to exchange certain outstanding common shares for junior preference shares;

xii)	the joint management information circular of Noranda and Old Falconbridge dated June 2, 2005 relating to the amalgamation of Noranda and Old Falconbridge;

xiii)	certain internal financial, operational, corporate and other information concerning Falconbridge that was prepared or provided by the management of the Company, including internal operating and financial projections prepared by Falconbridge’s management;

xiv)	the audited financial statements, annual reports and annual information forms of Inco for the fiscal years ended December 31, 2002, 2003, 2004 and 2005;

xv)	the interim report and comparative unaudited financial statements of Inco for the quarter ended March 31, 2006;

xvi)	certain internal financial, operational, corporate and other information concerning Inco that was prepared or provided by the management of Inco, including internal operating and financial projections prepared by Inco’s management;

xvii)	information provided to Falconbridge by Mercer Human Resource Consulting LLC regarding Inco’s pension and non-pension benefits plans;

xviii)	the legal due diligence investigation of Inco conducted by counsel to Falconbridge;

xix)	trading statistics and selected financial information of Falconbridge, Inco and other selected public base metals and diversified mining companies considered by us to be relevant;

xx)	various reports published by equity research analysts, industry sources and credit rating agencies regarding Falconbridge and Inco, the base metals and diversified mining industry and other public companies, to the extent deemed relevant by us;

xxi)	certificates addressed to us, dated as of the date hereof, from senior officers of Falconbridge and Inco as to the completeness and accuracy of the respective information provided to us by them; and

xxii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
      In addition, we have participated in discussions with members of the senior management of Falconbridge and Inco regarding their past and current business operations, financial conditions and future prospects, including estimated synergies and cost savings, after giving effect to completion of the Amended Offer. We have also participated in discussions with Inco’s financial advisors and the external counsel to Falconbridge and Inco concerning the Amended Offer, the Amended Support Agreement and related matters.
Assumptions and Limitations
      Our Opinion is subject to the assumptions, explanations and limitations set forth below.
      We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Inco or any of their respective affiliates (including Inco after giving effect to the completion of the Amended Offer) and our Opinion should not be construed as such.
      With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Inco or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Falconbridge or Inco in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and Inco’s audited financial statements and the reports of the auditors thereon.
      With respect to operating and financial forecasts and budgets provided to us concerning Falconbridge and Inco and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company and Inco, having regard to the Company’s and Inco’s respective plans, financial condition and prospects.
      We have also assumed that all of the representations and warranties contained in the Amended Support Agreement are correct as of the date hereof, that the Amended Offer will be completed substantially in accordance with the requirements of the Amended Support Agreement and all applicable laws, that the Amended Offer Circular and related Notice of Variation will disclose all material facts relating to the Amended Offer and the Inco common shares and that the Falconbridge directors’ circular and related Notice of Variation will satisfy all applicable legal requirements.
      The Company has represented to us, in a certificate of two senior officers of the Company, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning Falconbridge referred to above under the heading “Scope of Review” (collectively, the “Falconbridge Information”), are complete and correct at the date the Falconbridge Information was provided to us and that, since the date of the Falconbridge Information, except as has been publicly disclosed by Falconbridge, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Falconbridge Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Inco has represented to us, in a certificate of two senior officers of Inco, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Inco, including the written information and discussions concerning Inco referred to above under the heading “Scope of Review” (collectively, the “Inco Information”), are complete and correct at the date the Inco Information was provided to us and that, since the date of the Inco Information, except as has been publicly disclosed by Inco, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Inco or any of its subsidiaries and no material change has occurred in the Inco Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
      Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Inco as they are reflected in the Falconbridge Information and the Inco Information and as they were represented to us in our discussions with management of the Company, Inco and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Amended Offer.
      The Opinion has been provided to the Board of Directors for their exclusive use only in considering the Amended Offer and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Falconbridge common shares to tender to the Amended Offer or as an opinion as to the prices at which the Inco common shares will trade after completion of the Amended Offer.
      The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.
Opinion
      Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Amended Offer is fair, from a financial point of view, to the holders of Falconbridge common shares.
Yours very truly,

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